

Mail Stop 6010

June 11, 2008

<u>Via U.S. Mail and Facsimile to (917) 339-7166</u>

Richard J. Mitchell
Chief Accounting Officer
MSGI Security Solutions, Inc.
575 Madison Avenue
New York, NY 10022

> **Re: MSGI Security Solutions, Inc.**
> **Form 10-KSB for the Fiscal Year Ended June 30, 2007**
> **Filed October 15, 2007**
> **Form 10-KSB/A filed October 29, 2007**
> **Form 10-QSB for the Fiscal Quarter Ended March 31, 2008**
> **File No. 001-01768**

Dear Mr. Mitchell:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for the Fiscal-Year Ended June 30, 2007

Revenue Recognition, page 40

1.   We noted disclosures on page 4 that your consolidated subsidiary Innalogic, LLC designs
        and deploys content rich software products for a wide range of wireless mobile devices.
        Please tell us and revise future filings to specifically indicate how you account for
        software revenues. Specifically address how your accounting complies with SOP 97-2.

Note 5. 8% Callable Convertible Notes Payable, page 45

2.   We noted various issuances of warrants in conjunction with sales of preferred stock,
        convertible notes and other agreements. We note that it appears each of the issuances
        were ascribed a fair value utilizing the Black-Scholes model. Please revise future filing to
        disclose the significant assumptions utilized in your Black-Scholes fair value
        methodology for each issuance.

Exhibit 31

3.   We note that that the certification filed as required by Exchange Act Rule 13a-14(a)
        improperly labels the report as a "quarterly report" in paragraphs 2, 3 and 4 and includes
        additional language in the certifying officer identification line. Please amend the filing to
        revise the certification so as to not include a reference to the improper "quarterly" report
        or to include any additional language and must be in exact form as set out in Item
        601(b)(31) of Regulation S-B. You may provide an abbreviated amendment that consists
        of a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the
        certification.

Form 10-QSB for the Fiscal Quarter Ended March 31, 2008

Consolidated Statements of Operations, page 4

4.   We see your presentation of the line item entitled "Non-cash expense for shares to be
        issued to Apro Media". Proper presentation calls for an income statement based on the
        type of expense and not by the method of payment. Please revise future filings to present
        this amount in the appropriate expense category - e.g., cost of sales, selling expense,
        general and administrative expense, research and development, etc. Refer to guidance at
        SAB Topic 14 (F). Also, please tell us how you plan to classify the expense and why
        your classification will be appropriate.

Item 3. Controls and Procedures, page 32

5.   We note your statement that the chief executive officer and chief financial officer have
        concluded that the company's disclosure controls and procedures "were not sufficiently

effective". Given the usage of the word "sufficiently", it appears that you are attempting to state that the disclosure controls and procedures met some standard lower than effective. Please revise your disclosure in future filings to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures as either *effective* or *not effective*. Additionally, as part of your response, please represent to us the definitive conclusions reached by your chief executive officer and your chief financial officer.

Note 3. Series H Convertible Preferred Shares and Put Option, page 11

6.   We noted your disclosures herein of the issuance of 5,000,000 shares of Series H Convertible Preferred Stock, a warrant to purchase 5,000,000 shares of common stock and a Put Option agreement in consideration for proceeds of $5 million. Please describe for us why your accounting, valuation and financial statement presentations for the referenced transactions are appropriate. Support your assertions with specific references to authoritative U.S. generally accepted accounting principles. Please specifically address in your response why the preferred shares are appropriately classified as permanent equity and how you account for and present changes in the carrying value of the preferred shares.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Richard J. Mitchell
MSGI Security Solutions, Inc.
June 11, 2008
Page 4

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3603 if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554.

       Sincerely,

       Jay Webb
       Reviewing Accountant